FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period June 28, 2006

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

Banca FIDEURAM: Clarification

Turin, June 28, 2006 — Following rumours in the press regarding operations on Banca Fideuram, while confirming that the work and the preparation related to the listing of Eurizon continue according to the programmed schedule, it is to be pointed out that no decision has been taken regarding any possible rationalization of the shareholding in Banca Fideuram.

The information related to Eurizon contained in this news release does not constitute an offer of the Securities of Eurizon or any other member of the Group for sale in the United States. The securities described have not, and will not, be registered under the U.S. Securities Act of 1933 or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold, directly or indirectly, into the United States unless the securities are so registered or an exemption from the registration requirements is available.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:

/s/ James Ball

Name: James Ball

Title: Head of International Strategy, London Branch

Date: June 28, 2006